Exhibit 10.43

February 4, 2009

Mr. Michael Lamach

107 Eastham Court

Mooresville, NC 28117

Dear Mike,

Congratulations on your promotion to President and Chief Operating Officer. This position will be located in Davidson, North Carolina. The following is an addendum to the terms of your offer letter dated December 24, 2003 as well as to the addendum stated in your June 4, 2008 letter. The following summarizes your compensation and benefits in this new role.

1.	Your starting salary will be at an annual rate of $700,000 (seven hundred thousand U.S. dollars) paid monthly. This will be effective February 1, 2009.

2.	Your Annual Incentive Matrix (“AIM”) target opportunity will increase from 90% to 110% of base salary. The actual AIM award paid is dependent on your performance and the performance of Ingersoll-Rand Company Limited. For fiscal year 2009, this award will be determined based on performance against pre-established financial objectives for the Corporation as well as your own individual performance.

3.	Your annual stock option / Restricted Stock Unit (“RSU”) award target opportunity (to be granted in February 2010) has been increased to a fixed value of $900,000. Annual stock option awards are contingent on your sustained performance and demonstrated leadership potential and may vary from the target award opportunity. Your February 2009 stock option / RSU grant will be 115% of your base salary in effect as of December 31, 2008.

4.	You will receive a one-time special grant of 50,000 stock options. The stock options will vest 100% on February 12, 2012 and have an exercise price equal to the fair market value on February 12, 2009, the date the Compensation Committee officially approves this award.

5.

Your Performance Share award target opportunity has been increased to a fixed value of $900,000 beginning with the performance period of January 1, 2009 to December 31, 2011 as well as for your stub-award for the performance period of January 1, 2009 to December 31, 2010. As discussed previously, the target number of shares is determined based on the fair market value on the date the Committee approves the award each February and the shares actually paid out at the end of the performance period is based on Ingersoll Rand’s Earnings per

Share (“EPS”) from continuing operations relative to S&P Industrial peers. In addition, the stub award will be based on relative EPS performance to that of S&P Industrial peers and performance against certain synergy goals.

6.	The terms of your Change-in-Control agreement will be consistent with those provided to the Company’s other Tier 1 Officers, which include the Chief Executive Officer, the Chief Financial Officer and the General Counsel.

7.	Your share ownership guideline will increase from 40,000 to 75,000 shares pursuant to the policy established for the Chief Operating Officer position.

Mike, congratulations again on your promotion and I wish you much success in your new role. If you have any questions regarding the changes in your compensation and benefits, please contact Jeff Blair, Vice President, Total Rewards (732-980-3082).

Sincerely,

/s/ Herbert L. Henkel
Herbert L. Henkel
Chairman, President and Chief Executive Officer

cc:	Marcia Avedon
Jeff Blair